NEWS RELEASE 05-37	December 13, 2005

FRONTEER DEEPENS MICHELIN URANIUM DEPOSIT TO 700 VERTICAL METRES
AND DEMONSTRATES 990 METRES OF DOWN DIP CONTINUITY

Fronteer Development Group Inc. (“Fronteer”) (FRG-TSX/AMEX) has received assay results from the final two drill holes of the 2005 exploration program at the historic Michelin uranium deposit (“Michelin”).

In a pivotal drill hole that intersected Michelin 700 metres below surface, Hole M-05-08 has pierced the north eastern margin of the deposit, intersecting two intervals that returned:

  0.10% U3O8 (2.2 lbs per tonne) over 8.15 metres and
  0.32% U3O8 (7.0 lbs per tonne) over 0.5 metres.

Interpretation of the long section illustrates that the thickest part of Michelin is immediately to the south west of hole M-05-08. For a detailed inclined longitudinal section through this part of Michelin, please go to the following URL: www.fronteergroup.com/i/ir/Michelin05-37.jpg

Fronteer is also pleased to report results from drill hole M-05-07 which pierced the south western margin of Michelin at a vertical depth of 450 metres returning:

  0.11% U3O8 (2.42 lbs per tonne) over 21.65 metres including two separate intervals that returned
  0.21% U3O8 (4.62 lbs per tonne) over 7.15 metres and
  0.24% U3O8 (5.28 lbs per tonne) over 4.10 metres.

The 2005 drill campaign has now demonstrated that uranium mineralization at Michelin extends from surface down to a vertical depth of at least 700 metres. The eight holes that Fronteer drilled underneath the historic resource have added 450 vertical metres to the deposit, which now has a dip length of approximately 990 metres.

Michelin remains open for expansion at depth and along strike.

According to Dr Mark O’Dea, Fronteer’s President and CEO, “We have now nearly tripled the down-dip extent of the Michelin deposit and are confident that the system will continue at full strength, past the limit of the 2005 drill program.”

The 2005 exploration program in the Central Mineral Belt is now complete. A total of 9,400 metres have been drilled in 27 holes. All Michelin results have now been released. The drill results from the Otter and Jacque’s Lake targets to be announced in the coming weeks.

Fronteer anticipates commencing the 2006 exploration program at Michelin by late April with a focus on infill drilling the newly extended area, and drilling for additional extensions at depth. It is anticipated that the 2006 program will involve at least 10,000 metres of drilling.

Fronteer holds a 57% interest in Aurora Energy Inc., a private company created specifically to hold the above noted uranium assets. (Please see Fronteer news release June 20, 2005). Fronteer is the operator.

In addition to uranium, Fronteer is actively drilling two advanced stage gold projects in western Turkey that are under option to Fronteer from Teck Cominco Limited. Fronteer has also recently optioned two drill-ready gold projects in Jalisco, Mexico, which complement the company’s twelve 100% owned gold projects in Chiapas, Mexico.

2005 Drill Results from the Michelin Uranium Deposit
Hole ID	From(m)	To(m)	Interval(m)*	%U3O8

M-05-08	689.5	697.6	8.1	0.10
and	706.8	707.3	0.5	0.32

M-05-07	422.0	443.6	21.6	0.11
incl.	422.0	429.2	7.2	0.21
incl.	422.0	426.1	4.1	0.24

M-05-06	486.0	549.5	63.5	0.11
incl.	503.3	549.5	46.2	0.13
incl.	503.3	511.2	7.9	0.13
and	524.3	532.2	7.9	0.34
and	542.3	549.5	7.1	0.28

M-05-05	442.8	499.5	56.8	0.09
incl.	442.8	457.5	14.8	0.21
and	466.5	474.5	8.0	0.12
and	495.4	499.5	4.1	0.24

M-05-04	350.0	390.4	40.5	0.10
incl.	350.0	367.0	17.0	0.17
incl.	350.0	357.0	7.0	0.25
and	360.0	367.0	7.0	0.14
and	383.1	390.4	7.3	0.13

M-05-03	377.7	380.2	2.4	0.13
incl.	381.6	382.6	1.0	0.11
and	384.6	385.6	1.0	0.18
and	387.9	388.9	1.0	0.12
and	418.4	430.4	12.0	0.24

M-05-02	369.5	412.3	42.8	0.12
incl.	369.5	377.8	8.3	0.15
and	387.1	396.0	8.9	0.14
and	402.7	412.3	9.6	0.24

TWM-05-92	55.2	66.62	11.4	0.16
and	79.0	82.0	3.0	0.24

TWM-05-174	152.1	166.4	14.3**	0.18

* true widths are approximately 90% of intersected widths
** true width in TWM-05-174 is approximately 60% of intersected width

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Ian Cunningham-Dunlop, P.Eng, is the Qualified Person for Fronteer on this project. Uranium resources referred to for the Michelin Deposit are historical in nature. They were calculated by Brinex in the 1970s and are not compliant with National Instrument 43-101. The historical calculations include reserves in the proven, probable and possible categories, and were based upon extensive diamond drilling and underground sampling. Fronteer has not undertaken any independent investigation of the resource estimate nor has it independently analyzed the results of the previous exploration work in order to verify the classification of the resources, and therefore the historical estimates should not be relied upon. However, Fronteer believes that these historical estimates provide a conceptual indication of the potential of the property and are relevant to ongoing exploration. The drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium, the timing and amount of estimated future resources and resource conversion rates, and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Recent Form 20-F and Annual Information Form on file with the United States Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.